Exhibit 12.1
GENERAL CABLE CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	Three months ended April 1, 2016	Year ended December 31,
		2015	2014	2013	2012	2011
EARNINGS AS DEFINED
Earnings (loss) from operations before income taxes and before adjustments for minority interests in consolidated subsidiaries and after eliminating undistributed earnings of equity method investees from continuing operations	$(7.3)	$(139.3)	$(567.4)	$(6.9)	$66.1	$90.7
Preferred stock dividend (pre-tax equivalent)	—	—	—	(0.3)	(0.3)	(0.3)
Fixed charges	23.3	105.1	123.7	133.2	110.5	100.3
TOTAL EARNINGS, AS DEFINED	$16.0	$(34.2)	$(443.7)	$126.0	$176.3	$190.7
FIXED CHARGES, AS DEFINED
Interest expense	$20.5	$90.6	$109.6	$118.2	$100.4	$91.4
Amortization of capitalized expenses related to debt	1.0	4.1	3.8	3.9	3.3	4.4
Preferred stock dividend (pre-tax equivalent)	—	—	—	0.3	0.3	0.3
Interest component of rent expense	1.8	10.4	10.3	10.8	6.5	4.2
TOTAL FIXED CHARGES, AS DEFINED	$23.3	$105.1	$123.7	$133.2	$110.5	$100.3
RATIO OF EARNINGS TO FIXED CHARGES	0.7	(0.3)	(3.6)	0.9	1.6	1.9